SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Remy W. Trafelet

c/o 734 Investors, LLC

410 Park Avenue, 17th Floor

New York, New York  10022

(212) 201-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Person 734 Investors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,725,457

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,725,457

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,457

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.37% (1)

14	Type of Reporting Person OO (Limited Liability Company)

(1)                                 Based on 8,281,352 shares of Common Stock outstanding as of August 3, 2015, plus 115,782 shares of Common Stock issued as earn out consideration pursuant to the Merger Agreement.

1	Name of Reporting Person 734 Agriculture, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,725,457(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,725,457(1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,457(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 44.37% (2)

14	Type of Reporting Person OO (Limited Liability Company)

(1)                                 Solely in its capacity as the managing member of 734 Investors, LLC.  734 Agriculture, LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

(2)                                 Based on 8,281,352 shares of Common Stock outstanding as of August 3, 2015, plus 115,782 shares of Common Stock issued as earn out consideration pursuant to the Merger Agreement.

1	Name of Reporting Person Remy W. Trafelet

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 345,249

	8	Shared Voting Power 4,386,878(1)

	9	Sole Dispositive Power 345,249

	10	Shared Dispositive Power 4,386,878(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,732,127

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 56.35% (2)

14	Type of Reporting Person IN

(1)                                 3,725,457 of these shares of Common Stock may be deemed to be beneficially owned by Mr. Trafelet solely in his capacity as one of two controlling persons of 734 Agriculture, LLC.  Mr. Trafelet disclaims beneficial ownership of any shares of Common Stock held by 734 Investors, LLC and 734 Agriculture, LLC except to the extent of his pecuniary interest therein.  The beneficial ownership numbers for Mr. Trafelet also include 340,197 shares held by a trust of which Mr. Trafelet is the sole beneficiary of.  Mr. Trafelet disclaims beneficial ownership of the shares held by such trust except to the extent of his pecuniary interest therein. The beneficial ownership numbers for Mr. Trafelet also include 321,224 shares held in accounts (including third-party accounts) of which Mr. Trafelet may be considered to be the indirect beneficial owner by virtue of his position with Trafelet Brokaw Capital Management, L.P. (“TBCM”), which manages such accounts.  Mr. Trafelet disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

(2)                                 Based on 8,281,352 shares of Common Stock outstanding as of August 3, 2015, plus 115,782 shares of Common Stock issued as earn out consideration pursuant to the Merger Agreement.

1	Name of Reporting Person George R. Brokaw

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 123,129

	8	Shared Voting Power 3,964,004(1)

	9	Sole Dispositive Power 123,129

	10	Shared Dispositive Power 3,964,004(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,087,133

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.67% (2)

14	Type of Reporting Person IN

(1)                                 Of these shares of Common Stock, 20,000 shares are held directly by Mr. Brokaw and 3,705,457 shares may be deemed to be beneficially owned by Mr. Brokaw solely in his capacity as one of two controlling persons of 734 Agriculture, LLC.  Mr. Brokaw disclaims beneficial ownership of any shares of Common Stock held by 734 Investors, LLC and 734 Agriculture, LLC except to the extent of his pecuniary interest therein. Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote 20,000 of his shares, which he acquired at the time that 734 Investors, LLC acquired its shares of Alico, as directed by 734 Investors, LLC.  The agreement also restricts Mr. Brokaw’s ability to sell these 20,000 shares except pro rata with sales by 734 Investors, LLC.  The beneficial ownership numbers for Mr. Brokaw also include 258,547 shares held in accounts of which Mr. Brokaw may be considered to be the indirect beneficial owner by virtue of his position with TBCM, which manages such accounts.  Mr. Brokaw disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

(2)                                 Based on 8,281,352 shares of Common Stock outstanding as of August 3, 2015, plus 115,782 shares of Common Stock issued as earn out consideration pursuant to the Merger Agreement.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013, as amended by Amendment No. 1 filed with the SEC on December 10, 2014, Amendment No. 2 filed with the SEC on January 16, 2015, Amendment No. 3 filed with the SEC on March 3, 2015, and Amendment No. 4 (“Amendment No. 4”) filed with the SEC on March 30, 2015 by 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”), Remy W. Trafelet and George R. Brokaw (as amended, the “Schedule 13D”).  Except as indicated in this Amendment No. 5, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D.

ITEM 4.  Purpose of Transaction.

This Amendment No. 5 reports an increase in the percentage of Messrs. Trafelet and Brokaw’s beneficial ownership of the Issuer since the filing of Amendment No. 4.

ITEM 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)  Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference.

(c) Transactions in respect of Messrs. Trafelet and Brokaw’s beneficial ownership of the Issuer’s Common Stock made in the past 60 days of the date of this Amendment No. 5 are set forth below.

All of the below reported transactions were open market purchases made by accounts managed by TBCM on The Nasdaq Global Select Stock Market where the Issuer’s Common Stock is publicly traded.  All the transactions were made through a broker dealer.

Date of Transaction	Number of Shares Acquired	Average Price Paid	Transaction Cost
6/30/2015	1,714	$45.14	$77,369.96
8/7/2015	8,750	$40.95	$358,312.50
8/10/2015	2,800	$39.97	$111,916.00
8/11/2015	8,813	$39.03	$343,971.40

On July 6, 2015, Mr. Brokaw received 653 shares, with a basis of $45.91 per share, under the Issuer’s 2013 Incentive Equity Plan and the Director Stock Compensation Plan pursuant to Mr. Brokaw’s election to receive shares in lieu of cash fees.

On July 6, 2015, Mr. Trafelet received 613 shares, with a basis of $45.91 per share, under the Issuer’s 2013 Incentive Equity Plan and the Director Stock Compensation Plan pursuant to Mr. Trafelet’s election to receive shares in lieu of cash fees.

On August  20, 2015, as earn out consideration in connection with the Issuer’s previously disclosed acquisition of 734 Citrus Holdings, LLC, pursuant to that certain Agreement and Plan of Merger by and among the Issuer, 734 Sub, LLC, a wholly owned subsidiary of the Issuer, 734 Citrus Holdings, LLC  and, solely with respect to certain sections thereof, 734 Agriculture, Rio Verde Ventures, LLC, a Florida limited liability company, and Clayton G. Wilson (the “Merger Agreement”) (1) Remy W. Trafelet received 37,892 shares of the Issuer’s Common Stock, (2) RCF 2014 Legacy LLC, a trust whose sole beneficiary is Mr. Trafelet, received 37,892 shares of the Issuer’s Common Stock, and (3) George R. Brokaw received 10,925 shares of the Issuer’s Common Stock.

Except as described in the Schedule 13D and herein, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Persons or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Amendment No. 5.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit I — Agreement pursuant to Rule 13d-1(k)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2015	734 INVESTORS, LLC
By: 734 Agriculture, LLC
Its: Managing Member

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

734 AGRICULTURE, LLC

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

Remy W. Trafelet

	By:	/s/ Remy W. Trafelet

George R. Brokaw

	By:	/s/ George R. Brokaw

EXHIBIT INDEX

Exhibit	Document Description

I	Agreement pursuant to Rule 13d-1(k)